FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Notice of Annual General Meeting

NOTICE

NOTICE is hereby given that the Fifteenth Annual General Meeting of the Members of ICICI Bank Limited (the Company) will be held on Monday, June 29, 2009 at 1.30 p.m. at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002, to transact the following business:

ORDINARY BUSINESS

1.   To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2009 and Balance Sheet as at that date together with the Reports of the Directors and the Auditors.

2.   To declare dividend on preference shares.

3.   To declare dividend on equity shares.

4.   To appoint a director in place of Mr. Anupam Puri, who retires by rotation and, being eligible, offers himself for re-appointment.

5.   To appoint a director in place of Mr. M.K. Sharma, who retires by rotation and, being eligible, offers himself for re-appointment.

6.   To appoint a director in place of Mr. P.M. Sinha, who retires by rotation and, being eligible, offers himself for re-appointment.

7.   To appoint a director in place of Mr. V. Prem Watsa, who retires by rotation and, being eligible, offers himself for re-appointment.

8.   To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, B S R & Co., Chartered Accountants, be appointed as statutory auditors of the Company, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, on a remuneration (including terms of payment) to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company for the year ending March 31, 2010.

9.   To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, as and when required, in consultation with the statutory auditors, to audit the accounts in respect of the Company’s branches/offices in India and abroad and to fix their terms and conditions of appointment and remuneration, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-ofpocket expenses in connection with the audit of the accounts of the branches/offices in India and abroad for the year ending March 31, 2010.

SPECIAL BUSINESS

10.  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. M.S. Ramachandran, in respect of whom the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be and is hereby appointed a Director of the Company.

11.  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. K. Ramkumar, in respect of whom the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be and is hereby appointed a Director of the Company.

12. To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, Mr. K. Ramkumar, be appointed as a wholetime Director (designated as Executive Director) of the Company, effective February 1, 2009 up to January 31, 2014, on payment of the following remuneration:

Salary:

In the range of Rs. 300,000 to Rs. 1,000,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme/s and rule/s applicable to retired wholetime Directors of the Company or the members of the staff, as the case may be, from time to time, for the aforesaid benefits.

In case Company-owned accommodation is not provided, Mr. K. Ramkumar shall be eligible for house rent allowance of Rs. 100,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

Bonus:

An amount up to the maximum limit permitted under Reserve Bank of India guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. K. Ramkumar and his designation during his tenure as a wholetime Director of the Company, within the terms mentioned above, subject to the approval of Reserve Bank of India where applicable, from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. K. Ramkumar shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

RESOLVED FURTHER that Mr. K. Ramkumar shall not be subject to retirement by rotation during his tenure as wholetime Director. However, in order to comply with the provisions of the Articles of Association of the Company and the Companies Act, 1956, he shall be liable to retire by rotation, if, at any time, the number of non-rotational Directors exceed one-third of the total number of Directors. If he is re-appointed as Director immediately on retirement by rotation, he shall continue to hold his office of wholetime Director and the retirement by rotation and re-appointment shall not be deemed to constitute a break in his appointment as wholetime Director.

13.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. N.S. Kannan, in respect of whom the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be and is hereby appointed a Director of the Company.

14.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, Mr. N.S. Kannan, be appointed as a wholetime Director (designated as Executive Director & Chief Financial Officer) of the Company, effective May 1, 2009 up to April 30, 2014, on payment of the following remuneration:

Salary:

In the range of Rs. 300,000 to Rs. 1,000,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme/s and rule/s applicable to retired wholetime Directors of the Company or the members of the staff, as the case may be, from time to time, for the aforesaid benefits.

In case Company-owned accommodation is not provided, Mr. N.S. Kannan shall be eligible for house rent allowance of Rs. 100,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

Bonus:

An amount up to the maximum limit permitted under Reserve Bank of India guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. N.S. Kannan and his designation during his tenure as a wholetime Director of the Company, within the terms mentioned above, subject to the approval of Reserve Bank of India where applicable, from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. N.S. Kannan shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

RESOLVED FURTHER that Mr. N.S. Kannan shall not be subject to retirement by rotation during his tenure as wholetime Director. However, in order to comply with the provisions of the Articles of Association of the Company and the Companies Act, 1956, he shall be liable to retire by rotation, if, at any time, the number of non-rotational Directors exceed one-third of the total number of Directors. If he is re-appointed as Director immediately on retirement by rotation, he shall continue to hold his office of wholetime Director and the retirement by rotation and re-appointment shall not be deemed to constitute a break in his appointment as wholetime Director.

15.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. Sandeep Bakhshi, in respect of whom the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be and is hereby appointed a Director of the Company.

16.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, Mr. Sandeep Bakhshi, be appointed as a wholetime Director (designated as Deputy Managing Director) of the Company, effective May 1, 2009 up to April 30, 2014, on payment of the following remuneration:

Salary:

In the range of Rs. 300,000 to Rs. 1,000,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme/s and rule/s applicable to retired wholetime Directors of the Bank or the members of the staff, as the case may be, from time to time, for the aforesaid benefits.

In case Company-owned accommodation is not provided, Mr. Sandeep Bakhshi shall be eligible for house rent allowance of Rs. 100,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

 Bonus:

An amount up to the maximum limit permitted under Reserve Bank of India guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. Sandeep Bakhshi and his designation during his tenure as a wholetime Director of the Company, within the terms mentioned above, subject to the approval of Reserve Bank of India where applicable, from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Sandeep Bakhshi shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

RESOLVED FURTHER that Mr. Sandeep Bakhshi shall not be subject to retirement by rotation during his tenure as wholetime Director. However, in order to comply with the provisions of the Articles of Association of the Company and the Companies Act, 1956, he shall be liable to retire by rotation, if, at any time, the number of non-rotational Directors exceed one-third of the total number of Directors. If he is re-appointed as Director immediately on retirement by rotation, he shall continue to hold his office of wholetime Director and the retirement by rotation and re-appointment shall not be deemed to constitute a break in his appointment as wholetime Director.

NOTES:

a)	The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, in respect of Item Nos. 10 to 16 set out in the Notice is annexed hereto.

b)
A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED / CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

c)
Members are requested to note that the Company’s equity shares are under compulsory demat trading for all investors. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience.

d)
The Register of Members and the Share Transfer Book of the Company will remain closed from Monday, June 15, 2009 to Monday, June 29, 2009 (both days inclusive). Dividend for the year ended March 31, 2009, at the rate of Rs. 11 per fully paid-up equity share, if declared at the Meeting, will be paid on and from Tuesday, June 30, 2009:

(i)
to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company, at the close of business hours on Monday, June 29, 2009 after giving effect to all valid transfers in physical form lodged on or before Saturday, June 13, 2009 with the Company and/or its Registrar and Transfer Agent; and

(ii)
in respect of shares held in electronic form, to all beneficial owners as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on Saturday, June 13, 2009.

In terms of the directives of Securities and Exchange Board of India, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and accordingly the equity shares allotted/to be allotted by the Company during the period April 1, 2009 to June 13, 2009 under the ICICI Bank Employees Stock Option Scheme will be entitled for full dividend for the financial year ended March 31, 2009, if declared at the Meeting.

e)	(i)
Members holding shares in physical form are requested to immediately notify change in their address, if any, to the Registrar and Transfer Agent of the Company, viz. 3i lnfotech Limited, International Infotech Park, Tower 5, 3rd Floor, Vashi Railway Station Complex, Vashi, Navi Mumbai 400 703, quoting their Folio Number(s).

	(ii)	In order to avoid fraudulent encashment of dividend warrants, Members holding shares in physical form are requested to send to the Registrar and Transfer Agent of the Company, at the above mentioned address, on or before Saturday, June 13, 2009 a Bank Mandate (providing details of name and address of banker, branch, PIN code and particulars of the bank account) or changes therein, if not provided earlier, under the signature of the Sole/First holder quoting their Folio Number. This information will be printed on the dividend warrants. Members may also avail of the Electronic Clearing Service (ECS) mandate facility provided by the Company.

f)
Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS mandates, nominations, power of attorney, change of address/name etc. to their Depository Participant (DP) only and not to the Company or its Registrar and Transfer Agent. Any such changes effected by the DPs will automatically reflect in the Company’s subsequent records.

g)
Pursuant to the provisions of Section 205C of the Companies Act, 1956, the amounts of dividends remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company and erstwhile The Sangli Bank Limited, are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government and, thereafter, no payments shall be made by the Company or by the IEPF in respect of such amounts. Therefore, the amount of unclaimed dividend up to the financial year ended March 31, 2001 has been transferred, and for the financial year ended March 31, 2002 is being transferred to the IEPF.

As such, Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2002 and/or subsequent years are requested to submit their claims to the Registrar and Transfer Agent of the Company without any delay.

h)	Members may avail of the nomination facility as provided under Section 109A of the Companies Act, 1956.

i)
Pursuant to the requirements on corporate governance under Clause 49 of listing agreements entered into with stock exchanges, the information about the Directors proposed to be appointed/re-appointed is given in the Annexure to the Notice.

j)	The annual report of the Company circulated to the Members of the Company, will be made available on the Company’s website at www.icicibank.com.

k)
Members desirous of getting any information about the accounts and/or operations of the Company are requested to write to the Company at least seven days before the date of the Meeting to enable the Company to keep the information ready at the Meeting.

l)
All the documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered / Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days from the date hereof up to the date of the Meeting.

By Order of the Board

Sandeep Batra
Group Compliance Officer
& Company Secretary
Mumbai, May 11, 2009

Registered Office:	Corporate Office:
Landmark Race Course Circle Vadodara 390 007	ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

EXPLANATORY STATEMENT UNDER SECTION 173(2) OF THE COMPANIES ACT, 1956

Item No. 10

Mr. M.S. Ramachandran has been appointed as an additional Director effective April 25, 2009 pursuant to Section 260 of the Companies Act, 1956, read with Article 135 of the Articles of Association of the Company, and holds office up to the date of the Fifteenth Annual General Meeting of the Company as provided under the said Article but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members signifying their intention to propose the candidature of Mr. M.S. Ramachandran for the office of Director.

The Directors recommend the adoption of the Resolution at Item No. 10 of the Notice.

No Director is in any way concerned or interested in the Resolution at Item No. 10 of the Notice except Mr. M.S. Ramachandran.

Item Nos. 11 and 12

Mr. K. Ramkumar has been appointed as an additional Director effective February 1, 2009 pursuant to Section 260 of the Companies Act, 1956, read with Article 135 of the Articles of Association of the Company, and holds office up to the date of the Fifteenth Annual General Meeting of the Company as provided under the said Article but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members signifying their intention to propose the candidature of Mr. K. Ramkumar for the office of Director. The Board of Directors, at its Meeting held on January 24, 2009 (based on the recommendation of the Board Governance & Remuneration Committee), appointed him as wholetime Director (designated as Executive Director), subject to the approval of Reserve Bank of India (RBI) and the Members for a period of five years effective February 1, 2009 on the terms and conditions as mentioned in the Circular dated February 3, 2009 sent to the Members as required under Section 302 of the Companies Act, 1956.

The Directors recommend the adoption of the Resolutions at Item Nos. 11 and 12 of the Notice.

No Director is in any way concerned or interested in the Resolutions at Item Nos. 11 and 12 of the Notice except Mr. K. Ramkumar to the extent of his appointment and payment of remuneration.

Item Nos. 13 and 14

Mr. N.S. Kannan has been appointed as an additional Director effective May 1, 2009 pursuant to Section 260 of the Companies Act, 1956, read with Article 135 of the Articles of Association of the Company, and holds office up to the date of the Fifteenth Annual General Meeting of the Company as provided under the said Article but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members signifying their intention to propose the candidature of Mr. N.S. Kannan for the office of Director. The Board of Directors, at its Meeting held on January 24, 2009 (based on the recommendation of the Board Governance & Remuneration Committee), appointed him as wholetime Director (designated as Executive Director & Chief Financial Officer), subject to the approval of RBI and the Members for a period of five years effective May 1, 2009 on the terms and conditions as mentioned in the Circular dated February 3, 2009 sent to the Members as required under Section 302 of the Companies Act, 1956.

The Directors recommend the adoption of the Resolutions at Item Nos. 13 and 14 of the Notice.

No Director is in any way concerned or interested in the Resolutions at Item Nos. 13 and 14 of the Notice except Mr. N.S. Kannan to the extent of his appointment and payment of remuneration.

Item Nos. 15 and 16

Mr. Sandeep Bakhshi has been appointed as an additional Director effective May 1, 2009 pursuant to Section 260 of the Companies Act, 1956, read with Article 135 of the Articles of Association of the Company, and holds office up to the date of the Fifteenth Annual General Meeting of the Company as provided under the said Article but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members signifying their intention to propose the candidature of Mr. Sandeep Bakhshi for the office of Director. The Board of Directors, at its Meeting held on April 25, 2009 (based on the recommendation of the Board Governance & Remuneration Committee), appointed him as wholetime Director (designated as Executive Director), subject to the approval of RBI and the Members for a period of five years effective May 1, 2009 on the terms and conditions as mentioned in the Circular dated May 9, 2009 sent to the Members as required under Section 302 of the Companies Act, 1956. The Board (based on the recommendation of the Board Governance & Remuneration Committee), has vide Circular Resolution passed on May 8, 2009 designated Mr. Sandeep Bakhshi as Deputy Managing Director effective the date of his appointment to the Board which has been mentioned in the above Circular.

The Directors recommend the adoption of the Resolutions at Item Nos. 15 and 16 of the Notice.

No Director is in any way concerned or interested in the Resolutions at Item Nos. 15 and 16 of the Notice except Mr. Sandeep Bakhshi to the extent of his appointment and payment of remuneration.

By Order of the Board

Sandeep Batra
Group Compliance Officer
& Company Secretary
Mumbai, May 11, 2009

Registered Office:	Corporate Office:
Landmark Race Course Circle Vadodara 390 007	ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

Annexure

Pursuant to Clause 49 of the listing agreements with the stock exchanges, following information is furnished about the Directors proposed to be appointed/re-appointed

1.
Mr. Anupam Puri was first appointed on the Board of ICICI Bank Limited effective May 3, 2002. He holds various degrees viz., Masters in Philosophy and Master of Arts in Economics from Oxford University and Bachelor of Arts in Economics from Delhi University. He is currently a Management Consultant. From 1970 to 2000, he was with McKinsey & Company, a leading management consultancy firm. He worked globally with corporate clients in several industries on strategy and organisational issues, and also served several governments and multilateral institutions on public policy. He spearheaded the development of McKinsey’s India practice, oversaw the Asian and Latin American offices and was an elected member on the Board. Mr. Anupam Puri does not hold any shares of the Company as on May 11, 2009.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Dr. Reddy’s Laboratories Limited Mahindra & Mahindra Limited Mumbai Mantra Media Limited Tech Mahindra Limited
Dr. Reddy’s Laboratories Limited
Governance Committee, Chairman
Mumbai Mantra Media Limited
Audit Committee
Tech Mahindra Limited
Audit-sub Committee, Chairman
ICICI Bank Limited
Board Governance & Remuneration Committee

2.
Mr. Mahendra Kumar Sharma was first appointed on the Board of ICICI Bank Limited on January 31, 2003. He holds Bachelor’s Degree in Arts and Bachelor of Law Degree from Canning College, University of Lucknow. He has also completed his Post Graduate Diploma in Personnel Management from Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. After a six year stint in DCM Limited, he joined Hindustan Lever Limited in 1974 as Legal Manager and worked in various areas including taxation, shares and legal. He was inducted on the Board of Hindustan Lever Limited in August 1995. He retired as the Vice-Chairman of Hindustan Lever Limited in May 2007. Mr. M.K. Sharma holds 10,000 shares of the Company as on May 11, 2009.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Bata India Limited Fulford (India) Limited ICICI Lombard General Insurance Company Limited Mitsubhishi UFJ Securities (India) Pvt. Limited Schrader Duncan Limited
Bata India Limited
Audit Committee
Nomination, Governance & Compensation Committee
Fulford (India) Limited
Audit Committee, Chairman
ICICI Lombard General Insurance Company Limited
Board Governance Committee
ICICI Bank Limited
Board Governance & Remuneration Committee, Chairman
Fraud Monitoring Committee, Chairman
Share Transfer & Shareholders’/Investors Grievance Committee, Chairman
Audit Committee, Alternate Chairman
Credit Committee
Customer Service Committee

3.
Mr. Priya Mohan Sinha was first appointed on the Board of ICICI Bank Limited on January 22, 2002. He holds a Bachelor’s degree in Arts. He is an alumnus of the Massachusetts Institute of Technology’s Sloan School of Management, and has wide experience in marketing and international trade. Currently, he is the Chairman of Bata India Limited. He is the Chairman of Agriculture and Rural Development Committee and Chairman of Socio Economic Development Foundation of Federation of Indian Chambers of Commerce and Industry (FICCI). He is also on the Steering Committee of FICCI. He was on the Board of Hindustan Lever Limited for 11 years before he joined PepsiCo in 1992. He was the Chairman of PepsiCo India Holdings Limited, President of Pepsi Foods Limited and CEO of Pepsi Cola International South Asia. He was also the Chairman of Reckett Coleman India. Mr. P.M. Sinha does not hold any shares of the Company as on May 11, 2009.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Bata India Limited, Chairman Wipro Limited Lafarge India Private Limited
Bata India Limited
Nomination, Governance & Compensation Committee, Chairman
Shareholders & Grievance Committee, Chairman
Audit Committee
Wipro Limited
Audit/Risk & Compliance Committee
Board Governance & Nomination Committee
Compensation Committee
ICICI Bank Limited
Board Governance & Remuneration Committee
Credit Committee
Customer Service Committee

4.
Mr. V. Prem Watsa was first appointed on the Board of ICICI Bank Limited on January 29, 2004. He is a Bachelor of Technology in Chemical Engineering from I.I.T., Madras, an MBA from the University of Western Ontario and a Chartered Financial Analyst. He is currently the Chairman & Chief Executive Officer of Fairfax Financial Holdings Limited (Fairfax), a financial services holding company based in Canada. Fairfax, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management. Fairfax is listed on the New York and Toronto Stock Exchange. In October 1984, he founded Hamblin Watsa Investment Counsel Limited (now owned by Fairfax) with an associate, Tony Hamblin. During 1974–1983, he was with Confederation Life Insurance Company, where he did investment research and managed stock portfolios for pension clients. Mr. Prem Watsa does not hold any shares of the Company as on May 11, 2009.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Fairfax Financial Holdings Limited, Chairman & CEO
Crum & Forster Holdings Corporation, Chairman
Northbridge Financial Corporation, Chairman
Odyssey Re Holdings Corporation, Chairman
TIG Holdings, Inc., Chairman
1109519 Ontario Limited, President
810679 Ontario Limited, President
2771489 Canada Limited, President
FFHL Share Option 1 Corporation, President
The Sixty Two Investment Company Limited, President
Hamblin Watsa Investment Counsel Limited,
Vice-President & Secretary
FFHL Group Limited, Vice-President
The Sixty Four Foundation
The Six Four Foundation
The Sixty Three Foundation
ICICI Bank Limited Risk Committee

5.
Mr. M. S. Ramachandran was appointed as an additional Director on the Board effective April 25, 2009. Mr. M.S. Ramachandran holds a Bachelors degree in Mechanical Engineering. He joined Indian Oil Corporation in 1969 and worked in several areas before being appointed as Director (Planning & Business Development) in 2000. He was the Chairman of Indian Oil Corporation from 2002 to 2005. Mr. M.S. Ramachandran was conferred with Chemtech-Pharma Bio Hall of Fame Award, 2005 for outstanding contribution to the petroleum and petrochemicals industry. Mr. Ramachandran does not hold any shares of the Company as on May 11, 2009.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Cals Refineries Limited, Chairman Concord Energy (India) Pte Limited, Chairman Supreme Petrochem Limited Gulf Oil Corporation Limited Ester Industries Limited	Gulf Oil Corporation Limited Investment Appraisal & Project Review Committee, Chairman

6.
Mr. K. Ramkumar is a science graduate from Madras University with a post-graduate diploma in industrial relations and labour law. He has 16 years of experience in companies such as Hindustan Aeronautics Limited, Brookebond Lipton India Limited, Eternit Everest Limited and ICI India Limited before joining erstwhile ICICI in 2001 in the human resources department. He has worked extensively in the areas of recruitment, competency design, succession management, learning and development and leadership development. Under his guidance, ICICI Bank has implemented cutting edge practices and methodologies in the domain of leadership development, learning, creation and use of psychometric tools. He also has extensive experience in the areas of process design and quality management to create scale and efficiency. In 2004, he was designated as Senior General Manager of ICICI Bank and in 2006 as Group Chief Human Resources Officer. Mr. K. Ramkumar has been appointed as a Wholetime Director (designated as Executive Director) effective February 1, 2009 and oversees the operations and credit & treasury middle-office functions, in addition to human resources management. Mr. K. Ramkumar holds 22,000 shares of the Company as on May 11, 2009.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ICICI Prudential Life Insurance Company Limited ICICI Venture Funds Management Company Limited	ICICI Prudential Life Insurance Company Limited Board Compensation and Nominations Committee Board Risk Management & Audit Committee ICICI Bank Limited Committee of Directors

7.
Mr. N.S. Kannan is a postgraduate in management from the Indian Institute of Management, Bangalore with a gold medal for best all-round performance. He is also a Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India and an Honours graduate in Mechanical Engineering. His work experience includes three years with a large engineering group in India. Mr. N.S. Kannan has been with the ICICI group for over 18 years. He joined the erstwhile ICICI in 1991 as a project officer. During his tenure at ICICI group, he has handled project finance operations, infrastructure financing, structured finance and treasury operations. Prior to his appointment as a Wholetime Director (designated as Executive Director & CFO) of ICICI Bank effective May 1, 2009, he was Executive Director of ICICI Prudential Life Insurance

Company Limited where he was responsible for the corporate centre including finance and accounts, investor/analyst relations, investment management, corporate strategy, corporate communications, human resources and business intelligence. He has also worked as Chief Financial Officer and Treasurer of ICICI Bank before his appointment as Executive Director of ICICI Prudential Life Insurance Company. Mr. N.S. Kannan holds 82,225 shares of the Company as on May 11, 2009.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ICICI Securities Primary Dealership Limited, Chairman ICICI Prudential Life Insurance Company Limited ICICI Prudential Asset Management Company Limited ICICI Lombard General Insurance Company Limited	ICICI Securities Primary Dealership Limited Audit Committee Nomination Committee ICICI Bank Limited Committee of Directors Share Transfer & Shareholders’/Investors’ Grievance Committee

8.
Mr. Sandeep Bakhshi is a Bachelor of Mechanical Engineering and has a post graduate diploma in Management from Xavier Labour Relations Institute. He joined erstwhile ICICI Limited in 1986 in the project finance department. During his tenure from 1986–2001, he was Zonal Manager and Regional Manager for Northern & Eastern regional offices. He was responsible for client account management, project/credit appraisal, credit monitoring/control and cross-selling of ICICI group’s financial services. He has developed expertise in credit evaluation and risk assessment techniques. He has experience in cases involving industrial rehabilitation and business restructuring. He was elevated to the rank of General Manager in 2000. In 2002, he was appointed as the Managing Director & CEO of ICICI Lombard General Insurance Company Limited, the Bank’s subsidiary company. Mr. Sandeep Bakhshi is responsible for retail and rural banking. Mr. Sandeep Bakhshi holds 48,000 shares of the Company as on May 11, 2009.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ICICI Home Finance Company Limited, Chairman ICICI Lombard General Insurance Company Limited ICICI Investment Management Company Limited	ICICI Home Finance Company Limited Asset Liability Management Committee Committee of Directors Management Committee ICICI Bank Limited Committee of Directors Fraud Monitoring Committee

By Order of the Board

Sandeep Batra
Group Compliance Officer
& Company Secretary
Mumbai, May 11, 2009

Registered Office: Landmark Race Course Circle Vadodara 390 007	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date:	May 29, 2009	By:	/s/ Rajesh Saxena
			Name:	Rajesh Saxena
			Title:	Assistant General Manager